EXHIBIT 99.1

Digihost Announces 45% Year-Over-Year Increase in Bitcoin Mined and Provides February 2024 Production Update

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022

HOUSTON, March 04, 2024 (GLOBE NEWSWIRE) -- Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based blockchain technology and computer infrastructure company, is pleased to provide unaudited comparative Bitcoin (“BTC”) production results for the month ended February 29, 2024, 2024, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

Monthly Production Highlights for February 2024

  The Company held cash, BTC and cash deposits of approximately $3.9 million as of February 29, 2024 (based on a BTC price of $61,198 as of February 29, 2024 per CoinMarketCap), an increase compared to Digihost’s cash, BTC and cash deposits of $3.7 million as of January 31, 2024 (based on a BTC price of $42,583 as of January 31, 2024 per CoinMarketCap).
  Mined approximately 95 BTC. Daily BTC mined during the month decreased by 11% compared to January 2024, as overall BTC difficulty increased by approximately 16% during the month due to the surge of prices of certain cryptocurrencies during the month of February. Despite the increase in mining difficulty, the Company’s ending BTC position increased over the previous month by approximately $0.3 million.
  On a year-over-year basis, the Company increased its daily BTC mined by 45% compared to February 2023.
  Spent approximately $1.3 million on capital expenditures, mining infrastructure support equipment, energy credits and collateral deposits, an increase of 333% over January 2024. Digihost continues to monitor its capital expenditures closely with self-funding to limit equity dilution for its shareholders.
  Consistent with management’s ongoing commitment to minimize equity dilution for its shareholders, the Company has continued to monetize a portion of its BTC production to fully fund its energy costs.

Michel Amar, CEO of Digihost, stated: “We are excited to be in a position to capitalize on the surging BTC market, as our company has the mining infrastructure in place to be able to rapidly expand, if necessary, in order to optimize our resources in an environmentally conscious manner and continue to provide value to our shareholders.”

Operations Update

Presently, Digihost’s consolidated operating capacity across its three sites represents approximately 90MW of available power and is mining at hashrate of 2 EH/s.

About Digihost

Digihost is a growth-oriented technology company focused on the blockchain industry. The Company operates from three sites in the U.S. and, in addition to managing its own operations, provides hosting arrangements at its facilities.

For further information, please contact:

Digihost Technology Inc.
www.digihost.ca
Michel Amar, Chief Executive Officer
T: 1-818-280-9758
Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.